1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2006.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date January 12, 2006	By	/s/ Chen Guangshui
Chen Guangshui, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CONTINUING CONNECTED TRANSACTIONS

The Current Waiver from strict compliance with the Hong Kong Listing Rules relating to the Company’s Continuing Connected Transactions with the Parent Company will expire on 31 December 2005. The Company will convene the EGM pursuant to Rule 14A.43 of the Hong Kong Listing Rules for the purpose of obtaining the independent shareholders’ approval for the continuance of the Continuing Connected Transactions with the Parent Company for another period of three years ending 31 December 2008.

For the purpose of the EGM, the Board will appoint (1) an independent board committee to consider and advise the independent shareholders on the terms of the Continuing Connected Transactions and (2) an independent financial adviser to advise the independent board committee and the independent shareholders of the Company. A circular containing, among other things, details of the Continuing Connected Transactions and the Proposed Annual Caps of the Continuing Connected Transactions for the three years ending 31 December 2008, the recommendations of the independent board committee and the advice of the independent financial adviser to the independent board committee and the independent shareholders of the Company will be despatched to the shareholders as soon as possible.

The Parent Company and its associates will abstain from voting at the EGM.

1.	BACKGROUND

1.1	The Current Waiver

In July 2003, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) granted to Yanzhou Coal Mining Company Limited (the “Company”) a conditional waiver (the “Current Waiver”) from strict compliance with Rules Governing the Listing of

Securities on the Hong Kong Stock Exchange (the “Hong Kong Listing Rules”) in respect of the Company’s continuing connected transactions (the “Continuing Connected Transactions”) with Yankuang Group Corporation Limited (the “Parent Company”). The Current Waiver is for a term of three years commencing from 1 January 2003 to 31 December 2005. The Current Waiver specifies the annual limits (the “Annual Caps”) within which the Continuing Connected Transactions may be conducted for each of the financial years 2003, 2004 and 2005.

The Parent Company holds 54.33% of the total issued share capital of the Company and is a connected person of the Company for the purposes of the Hong Kong Listing Rules and the Listing Rules of the Shanghai Stock Exchange (the “Shanghai Listing Rules”). In this announcement, references to the Company and the Parent Company in relation to the provision of products, materials or services shall include their respective subsidiaries.

1.2	Existing Continuing Connected Transactions and the Annual Caps

1.2.1	Existing Continuing Connected Transaction

The Company’s existing Continuing Connected Transactions comprise the following two parts:

1.	the mutual supply of utilities, materials, supplies and services between the Company and the Parent Company in the ordinary course of their businesses. Such transactions are governed and regulated by a Supply Agreement entered into between the Company and the Parent Company dated 17 October 1997, as supplemented by a supplemental agreement dated 30 October 2001 and a further supplemental agreement dated 29 May 2003 (together the “Supply Agreement”). The Supply Agreement will expire on 17 October 2007; and

2.	the provision of administrative services on a free of charge basis by the Parent Company to the Company for the old age insurance to the employees and retirement and other benefits to the retirees of the Group. The provision of such services is governed and regulated by an Administrative Services Agreement dated 17 October 1997 (the “Administrative Services Agreement”).

1.2.2	Annual Caps

Under the Current Waiver, each of Annual Caps of the existing Continuing Connected Transactions under the Supply Agreement is expressed as a percentage of the audited consolidated net revenue of the Company and its subsidiaries (together the “Group”) in the immediately preceding financial year. The current Annual Caps are as follows:

Description of Transaction	Annual cap

(The aggregate annual amount expressed as a % of the audited consolidated net revenue of the Group in the immediately preceding financial year)
Provision of utilities, materials, supplies and services by the Company to the Parent Company under the Supply Agreement	13%

Provision of utilities, materials, supplies and services by the Parent Company to the Company under the Supply Agreement	26%

As the administrative services in relation to the old age insurance scheme and payments of retirement benefits under the Administrative Services Agreement are provided by the Parent Company to the Group free of charge, they constitute exempt continuing connected transactions pursuant to the Hong Kong Listing Rules.

1.3	Summary of the principal terms and conditions of the existing Continuing Connected Transactions

1.3.1	The Continuing Connected Transactions under the Supply Agreement

Pursuant to the Supply Agreement, the materials, utilities and services have been supplied based on the following price determination including at (1) State-prescribed prices; or (2) where there is no State-prescribed price, market prices; or (3) where neither (1) nor (2) is applicable, the cost to the providing party of the relevant materials, utilities or services together with, where appropriate, an amount representing the parties’ estimate of the additional costs which would be incurred by the relevant party in the provisions of such materials, utilities and services to the other party. The prices and other terms for the provisions and the volume thereof may be reviewed by the parties on an annual basis. A summary of the nature and prices of the existing Continuing Connected Transactions as provided for in the Supply Agreement is as follows:

Description of Transactions	Price Determination	Revenue/expenditure

Provision of materials, supplies & services (by the Parent Company to the Company)		Expenditure

• motor vehicle transportation	motor vehicle transportation : State-prescribed price

• supply of materials (note 2)	supply of materials & equipment : market price

• equipment maintenance & repair works	equipment maintenance & repair works : market price

•      construction services (note 2); technical training; environmental services; police & fire services; civil army training; property management; heat supply; education; and medical, child care & social welfare all at cost price, except:
• construction services which are at prevailing market price
• medical, child care and social welfare services which are at State-prescribed price

Provision of materials, supplies & services (by the Company to the Parent Company)		Revenue

• coal supply	coal supply : market price

• sale of materials (note 2)	sale of materials : market price

• railway transportation (note 1)	railway transportation : State-prescribed price

Mutual provisions of materials, supplies & services		Revenue/expenditure

• water	water : market price

• electricity (note 2)	electricity : contract price

• telecommunication services	telecommunication services : market price

• use of roads (note 3)	use of roads : free of charge

Notes:

Note 1: Added to the Supply Agreement dated 17 October 1997 by the first Supplemental Agreement dated 30 October, 2001.

Note 2: Added to the Supply Agreement dated 17 October 1997 by the second Supplemental Agreement dated 29 May 2003.

Note 3: Use of roads by the Company and the Parent Company has been provided to each other on a free of charge basis.

1.3.2	The Continuing Connected Transactions under the Administrative Services Agreement

Upon the establishment of the Company in 1997, the Parent Company has been providing administrative services on a free of charge basis for the old age insurance and payment of retirement benefits to the employees of the Group. In accordance with the relevant laws and regulations relating to old age insurance in the PRC, the Company is required to contribute and maintain old age insurance and other benefits for the employees of the Group. The rate of contributions to the old age insurance and other benefits is governed and regulated by the relevant laws and regulations in the PRC.

Under the Administrative Agreement, the Company is making a monthly contribution equivalent to 45% of aggregate monthly salaries to a designated account maintained by the Parent Company, part of which will be forwarded by the Parent Company to the old age insurance scheme provided by the local government as the contributions by the employees of the Group to the scheme. The remaining of the monthly contributions will be administered by the Parent Company for appropriation to the retirees of the Group as retirement benefits only.

According to the Administrative Services Agreement, the Company and the Parent Company have to revise the above rate of contributions on or before 31 December 2006.

2.	PROPOSED CHANGES TO THE EXISTING CONTINUING CONNECTED TRANSACTIONS

2.1	Changes to the listing rules in relation to continuing connected transactions

The H shares of the Company (the “H Shares”) were listed on the Hong Kong Stock Exchange in April 1998 and the A shares of the Company were listed on the Shanghai Stock Exchange in June 1998. Both the Hong Kong Listing Rules and the Shanghai Listing Rules have rules governing the conduct of continuing connected transactions by a listed company. The Company has to comply with the relevant provisions of both the Hong Kong Listing Rules and the Shanghai Listing Rules. The existing Continuing Connected Transactions were entered into based on the then provisions of the Hong Kong Listing Rules and the Shanghai Listing Rules.

In March 2004, the provisions of the Hong Kong Listing Rules relating to continuing connected transactions have been amended to require, among other things, that (1) each continuing connected transaction has to be regulated by a written agreement which, except in special circumstances, shall not be for a term exceeding three years; and (2) the annual limit of such continuing connected transactions shall be expressed in terms of monetary value rather than a percentage of the issuer’s annual revenue.

In November 2004, the Shanghai Listing Rules relating to continuing connected transactions have also been amended to require a listed company to: (1) categorise its continuing connected transactions according to the nature of the transactions; and (2) assess and announce the annual amount for each category of continuing connected transactions for the current financial year by no later than the time the listed company announces its annual results for the immediate preceding financial year and (3) depending on the estimated annual amount for each category of continuing connected transactions, determine whether approval by the board or the independent shareholders of the listed company is required in accordance with the thresholds set by the Shanghai Listing Rules.

2.2	The New Continuing Connected Transaction Agreements

For better corporate governance purposes as provided in the revised listing rules of the Hong Kong Stock Exchange and Shanghai Stock Exchange and for greater transparency, the board of directors of the Company (the “Board”) has decided to re-categorise the existing Continuing Connected Transactions into six categories of transactions in accordance with the requirements of the Shanghai Listing Rules and to enter into six different connected transaction agreements (the “New Continuing Connected Transaction Agreements”) with the Parent Company. The Supply Agreement and the Administrative Services Agreement will be terminated upon the approvals by the Board or independent shareholders of the New Continuing Connected Transaction Agreements as required under the Hong Kong Listing Rules and the Shanghai Listing Rules.

These New Continuing Connected Transaction Agreements are:

•	Provision of Materials and Water Supply Agreement (see sub-para 3.1)

•	Provision of Labour and Services Agreement (see sub-para 3.2)

•	Provision of Electricity Agreement (see sub-para 3.3)

•	Provision of Equipment Maintenance and Repair Works Agreement (see sub-para 3.4)

•	Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement (see sub-para 3.5)

•	Provision of Products and Services Agreement (see sub-para 3.6)

2.3	Re-categorisation of the existing Continuing Connected Transactions

The Board has proposed different Annual Caps for each of the five existing Continuing Connected Transactions re-categorised under five of the New Continuing Connected Transaction Agreements. No Annual Caps will be proposed for the provisions of administrative services for the old age insurance and retirement benefits as such services will be provided by the Parent Company free of charge. Particulars of the re-categorisation are detailed below:

Supply Agreement		New Continuing Connected Transaction Agreements

Provisions of materials, supplies & services (by the Parent Company to the Company)

•	motor vehicle transportation	motor vehicle transportation will be incorporated into the Provision of Labour and Services Agreement (see sub-para.3.2)

•	supply of materials & equipment	supply of materials & equipment will be incorporated into the Provision of Materials and Water Supply Agreement (see sub-para.3.1)

•	equipment maintenance & repair works	equipment maintenance & repair works will be incorporated into the Provision of Equipment Maintenance and Repair Works Agreement (see sub-para.3.4)

•	construction services; technical training; police & fire services; civil army training ; property management; heat supply; education; and medical, child care & social welfare	all services on the left hand column will be incorporated into the Provision of Labour and Services Agreement (see sub-para.3.2)

Provisions of materials, supplies & services (by the Company to the Parent Company)

•	coal supply	coal supply will be incorporated into the Provisions of Products and Materials Agreement (see sub-para.3.6)

•	sale of materials	sale of materials will be incorporated into the Provisions of Products and Materials Agreement (see sub-para.3.6)

•	railway transportation	the Company will no longer provide telecommunication services to the Parent Company

Mutual provisions of materials, supplies & services

•	water	the supply of water by the Parent Company to the Company will be incorporated into the Provision of Materials and Water Supply Agreement (see sub-para.3.1). The Company will no longer supply and transmit water to the Parent Company.

•	electricity	the supply of electricity by the Parent Company to the Company will be incorporated into the Provision of Electricity Agreement (see sub-para.3.3). The Company will no longer supply and transmit electricity to the Parent Company.

•	telecommunication services	the supply of telecommunication services by the Parent Company to the Company will be incorporated into the Provision of Labour and Services (see sub-para.3.2). The Company will no longer provide telecommunication services to the Parent Company.

•	use of roads (See note 3 in sub-para.1.3.1 above)

3.	SUMMARY OF THE PRINCIPAL TERMS AND CONDITIONS OF THE NEW CONTINUING CONNECTED TRANSACTION AGREEMENTS

3.1	Provision of Materials and Water Supply Agreement

Pursuant to the Provision of Materials and Water Supply Agreement, the Parent Company will provide materials, mining equipment and mining related materials as well as water supply to the Company. The principal terms of such supplies are:

3.1.1	The Parent Company shall provide the following supplies to the Company:

Materials:	concrete, rubber belts, electricity cable for mining, support wheels, timber, axles and conveyor belts; mining equipment and machinery such as liquid pressure support and rubber conveyors and other related material supplies;

Water:	water supply

3.1.2	All materials and water will be supplied at the market price and the parties shall in so far as possible assess such price before the commencement of each financial year.

3.1.3	The Parent Company undertakes that the price of such supplies shall not be higher than the price offered by the Parent Company to independent third parties for the same type of materials or water supply. The Parent Company shall give priority in providing such supplies to the Company and, where appropriate, the Parent Company will provide such supplies to the Company at a favourable price.

3.1.4	If the terms of provision of any materials and/or water supply by any third party is better than the terms offered by the Parent Company or if the provision of such materials and/or water by the Parent Company cannot meet the demand of the Company, the Company shall be entitled to purchase any such materials or water supply from other third parties.

3.2	Provision of Labour and Services Agreement

Pursuant to the Provision of Labour and Services Agreement, the principal terms of the supply by the Parent Company to the Company are:

3.2.1	The Parent Company shall provide the following labour and services to the Company:

Construction services; telecommunication services including telephone, Internet and related services; motor vehicle transportation services; environmental services; police and fire services; heat supply; property management services; education; civil army training; technical training; medical, child care and social welfare services;

3.2.2	All labour and services are to be provided at cost, other than (1) construction services, telecommunication services, which are to be provided at market price; and (2) motor vehicle transportation services, which are to be provided at State-prescribed price;

3.2.3	The Parent Company will provide services such as medical, child care, social benefits and supplementary medical insurance to the Company at State-prescribed price in accordance with the relevant PRC regulations applicable to the Company; and

3.2.4	The Parent Company undertakes that the price of such labour/services shall not be higher than the price offered by the Parent Company to independent third parties for the same type of labour/services. The Parent Company shall give priority in providing such labour/services to the Company and, where appropriate, the Parent Company will provide such labour/services to the Company at a favourable price.

3.3	Provision of Electricity Agreement

Pursuant to the Provision of Electricity Agreement, the principal terms of the provision of electricity by the Parent Company to the Company are:

3.3.1	The Parent Company shall supply electricity to the Company at a price to be agreed and confirmed by the parties from time to time, provided that such price shall be determined upon normal commercial terms and not higher than the price at which the Company could purchase power from the Shandong Power Grid;

3.3.2	If at any time a State-prescribed price is effective and applicable to such electricity supply, the State-prescribed price shall apply;

3.3.3	The Parent Company undertakes that the price of the electricity supplied to the Company shall not in any circumstances be higher than the price paid by any third party for such supply. The Parent Company shall give priority in providing such services to the Company and, where appropriate, the Parent Company will provide electricity to the Company at a favourable price; and

3.3.4	If electricity may be provided by a third party at a more favourable price than the price offered by the Parent Company or if the electricity supplied by the Parent Company cannot satisfy the Company’s electricity demand, the Company shall have the right to obtain electricity supply from third parties.

3.4	Provision of Equipment Maintenance and Repair Works Agreement

Pursuant to the Provision of Equipment Maintenance and Repair Works Agreement, the Parent Company will provide equipment maintenance and repair services to the Company. The principal terms of the provision of such services are:

3.4.1	The Parent Company shall provide services to the Company for the maintenance and repair of mining equipment and machinery such as coal excavators, digging machines, liquid pressure support systems, leather belt conveyance systems etc.;

3.4.2	Equipment maintenance and repair services are to be provided by the Parent Company at market price;

3.4.3	The Parent Company undertakes that the price for equipment maintenance and repair services shall not in any circumstances be higher than the price paid by any third party for similar services. The Parent Company shall give priority in providing such services to the Company and, where appropriate, the Parent Company will provide such services to the Company at a favourable price.

3.5	Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement

The Company and the Parent Company will enter into a Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement, which will replace the Administration Agreement. The major terms of the two agreements will be the same except that the term of the new Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement will be reduced to three years. The principal terms of the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement are as follows:

3.5.1	The Parent Company undertakes to be responsible for the management of the old age insurance payments to the employees and payments of the pension and other benefits of the retirees of the Group on a free of charge basis;

3.5.2	The Company shall pay a monthly amount equivalent to 45% of the total salaries of the employees of the Group to a designated account maintained by the Parent Company, part of which will be paid by the Parent Company on behalf of the employees of the Group to the old insurance scheme maintained by the local government and the remaining part will be paid out as pension and other benefits payable to the retirees of the Group; and

3.5.3	The Parent Company shall annually provide the Company with a statement of the payments to the old age insurance scheme. The Company is entitled to monitor and inspect the payments to and application of the moneys out of the old age insurance scheme.

3.6	Provision of Products and Materials Agreement

The Company is supplying and will continue to supply coal products and certain materials to the Parent Company for the generation of electricity and other production purposes. Accordingly, the Company will enter into a Provision of Products and Materials Agreement with the Parent Company to regulate the provisions of such products and services to the Parent Company. The principal terms of the agreement are:

3.6.1	Products and materials to be provided to the Parent Company include:

Coal supply; sale of materials including steel, timber, grease, axles, labour safety products and other related products and materials.

3.6.2	Coal supply and sale of materials will be provided to the Parent Company at market price.

3.7	Common terms of the New Continuing Connected Transaction Agreements

Each of the above New Continuing Connected Transaction Agreements is for a term of three years commencing from 1 January 2006 to 31 December 2008. The principal common terms and conditions of each of these agreements (other than the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement) are summarised as follows:

3.7.1	Price determination

(1)	State-prescribed price

If at any time, a State-prescribed price is applicable to any particular supply or service, such supply or service will be provided based on the applicable state-prescribed price. “State-prescribed price” means the price determined according to the law, regulations, decisions, orders or pricing policy of the relevant government authorities.

(2)	Market price

Market price shall be determined according to normal commercial terms based on the following:

(i)	the price at which the same or similar type of supplies or services is to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the same area or in the vicinity;

(ii)	if (i) above is not applicable, the price at which the same or similar type of supplies or services is to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the People’s Republic of China (the “PRC”).

(3)	Cost price

Cost price is applicable to some of the Continuing Connected Transactions in sub-paragraph 1.3.1 above. Cost price is:

(i)	the cost of providing the subject matter of the transaction by the providing party; or

(ii)	the cost of obtaining the subject matter of the transaction by the providing party from a third party and the additional cost of transmitting the subject matter to the receiving party.

Note:	Except for the above methods of price determination, the price of electricity supplied by the Parent Company to the Company under the Provision of Electricity Agreement will be at a price to be agreed and confirmed by the parties from time to time, provided that such price shall be not higher than the price at which the Company could purchase power from the Shandong Power Grid (see sub-paragraph 3.3 above).

3.7.2	Coordination of annual demand

On or before 30 November each year, the requesting party may provide to the supplying party an annual assessment of the supplies or services that it requires from the other in the coming year and the parties shall agree on the annual plan before 31 December each year. The parties may in accordance with the terms of the relevant Continuing Connected Transaction Agreement enter into specific contracts.

3.7.3	Payment

Each party shall record all payments due to or due from the other party in a calendar month under the Continuing Connected Transactions in its accounts on or before the last day of that calendar month. All payments incurred in a calendar month, excluding those payments for which the transactions are not completed or which are disputable, shall be settled in full by the responsible party within the next calendar month.

4.	HISTORICAL AMOUNTS OF THE CONTINUING CONNECTED TRANSACTIONS

4.1	Annual Caps and the historical amounts

As stated in sub-paragraph 1.2 above, the Annual Caps of the Current Waiver are calculated based on the aggregate annual amount of the connected transactions as a percentage of the total revenue of the Group in the immediately preceding financial year. In order to comply with the requirements under the Hong Kong Listing Rules and the Shanghai Listing Rules and for greater transparency, the Board proposes to terminate the Supply Agreement and the Administrative Services Agreement and to replace them by the six New Continuing Connected Transaction Agreements set out above.

To enable the shareholders to easily understand the historical trend of the Continuing Connected Transactions, the two tables below show the historical amounts of the Continuing Connected Transactions categorised according to the existing and proposed categorisations and calculated in accordance with the terms of the Current Waiver and the latest versions of the Hong Kong Listing Rules and Shanghai Listing Rules. Table 1 shows the historical amounts of the Continuing Connected Transactions calculated as a percentage of the audited consolidated net revenue of the Group in the immediately preceding financial year under the Current Waiver. Table 2 shows the historical amounts categorised in accordance with the proposed re-categorisation. As the services by the Parent Company under the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement are provided to the Company on a free of charge basis, such services have been indicated in Table 2 as provided on a “free of charge” basis.

Table 1:

RMB in ‘000

	Year 2003		Year 2004		Year 2005
Transactions under the Supply Agreement	Historical amount	% of net revenue of financial year 2002	Historical amount	% of net revenue of financial year 2003	Estimated historical amount	% of net revenue of financial year 2004
• Provision of materials, utilities and services by the Company to the Parent Company	731,695	11.52%	902,888	12.99%	1,369,000	12.95%

• Provision of materials, utilities and services by the Parent Company to the Company	1,613,279	25.38%	1,326,940	19.10%	1,571,170	14.88%

Table 2:

	Financial year ended 31 December		Financial year ending 31 December 2005 (Estimated)
	2003	2004
	RMB ‘000	RMB ‘000	RMB ‘000
Expenditure
Provision of Materials and Water Supply Agreement	373,890	303,730	464,620
Provision of Labour and Services Agreement	729,200	446,220	492,990
Provision of Electricity Agreement	284,790	354,040	351,380
Provision of Equipment maintenance and Repair Works Agreement	225,410	222,950	262,180
Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement	- Free of charge -
Revenue
Provision of Products and Materials Agreement	731,695	902,888	1,369,000

4.2	Major historical fluctuations

Since 2003, the businesses of the Company and the Parent Company have both experienced substantial growth, which have led to increased values, both in terms of revenue and expenditure, of the transactions between the Company and the Parent Company.

The major fluctuations in the historical value of the Continuing Connected Transactions between the Company and the Parent Company and the reasons therefore are as follows:

4.2.1	The aggregate annual value of the products supplied pursuant to the Provision of Materials and Water Supply Agreement increased from RMB304 million in 2004 to RMB463 million in 2005. This was mainly due to the substantial growth in the non-coal related businesses of the Parent Company, and the Parent Company is now able to supply a wider range and a larger volume of product supplies to the Company. Expansion of the scale of the Company’s business has also led to increased purchases from the Parent Company.

4.2.2	In 2003, the aggregate annual amount of the services provided pursuant to the Provision of Labour and Services Agreement reached RMB729 million. This was mainly due to the provision of construction services by the Parent Company for the building of the Si He Berth for the Company. Upon completion of the Si He Berth, the Parent Company continued to provide construction services to the normal infrastructure projects of the Company, resulting in the aggregate annual amount of the transactions with the Parent Company pursuant to the Provision of Products and Labour Services Agreement for each of the years 2004 and 2005 to remain at RMB446 million and RMB493 million, respectively.

4.2.3	In 2005, the aggregate annual amount of the products and services sold pursuant to the Provision of Products and Materials Agreement reached RMB1,369 million as compared to RMB903 million for the year 2004. The increase was mainly caused by the increased sales of coal to the Parent Company upon the commencement of production of the Parent Company’s aluminium refining facilities and the increased unit coal price during that year. At the same time, purchases by the Parent Company of other supplies of materials from the Company also increased.

5.	PROPOSED ANNUAL LIMITS (the “Proposed Annual Caps”)

5.1	The Proposed Annual Caps

Based on the historical amounts of the existing Continuing Connected Transactions as re-categorised according to the proposed Continuing Connected Transaction Agreements, the Board proposes that each of the transactions under the proposed Continuing Connected Transaction Agreements be subject to the following Proposed Annual Caps for each of three financial years ending 31 December 2008. Given that the thresholds for approval of continuing connected transactions by independent shareholders under the Hong Kong Listing Rules and the Shanghai Listing Rules are different, the approval requirements under these two sets of rules for each category of the new Continuing Connected Transactions are listed below:

	Financial year ending 31 December			Independent Shareholders’ approval (Note 1)
	2006	2007	2008	Hong Kong Listing Rules	Shanghai Listing Rules
	RMB ‘000	RMB ‘000	RMB ‘000
Expenditure
Provision of Materials and Water Supply Agreement (see sub-para. 3.1)	535,200	565,200	595,200	Required	Not required
Provision of Labour and Services Agreement (see sub-para.3.2)	854,700	912,700	963,700	Required	Required
Provision of Electricity Agreement (see sub-para. 3.3)	380,000	400,000	420,000	Required	Not required
Provision of Equipment maintenance and Repair Works Agreement (see sub-para. 3.4)	280,000	300,000	320,000	Required	Not required
Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement (see sub-para. 3.5) (Note 2)	- Free of charge -			Not required	Not required
Total	2,049,900	2,177,900	2,298,900
Revenue
Provision of Products and Materials
Agreement (see sub-para. 3.6)	2,850,000	3,050,000	3,250,000	Required	Required
Total	2,850,000	3,050,000	3,250,000
Notes:

1.	Pursuant to the Hong Kong Listing Rules, except for the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement, independent shareholders’ approval is required for the transactions contemplated under the remaining five New Continuing Connected Transaction Agreements and the respective Proposed Annual Caps for the years 2006 to 2008 for these transactions. In accordance with the requirement of the Shanghai Listing Rules as applied to the Company, independent shareholders’ approval is required for any transaction with an aggregate annual amount of RMB763 million or more and therefore the transactions contemplated under the Provision of Materials and Water Supply Agreement and Provision of Products and Materials Agreement are required to be approved by the independent shareholders.

2.	According to the applicable PRC regulations, the Company has to provide an annual estimate of the amounts of old age insurance paid through the Parent Company and the retirement benefits and other benefits managed by the Parent Company. Based on the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement, the Company estimates that the annual amounts to be paid to the Parent Company for the three years ending 31 December 2008 would be RMB605 million, RMB695 million and RMB760 million respectively.

The above Proposed Annual Caps are determined after considering:

1.	the historical amounts of the existing Continuing Connected Transactions as re-categorised according to the proposed New Connected Transaction Agreement;

2.	the Company’s estimate of its normal business growth, on the assumption that there is no material adverse change to the economic situation in the PRC; and

3.	the Company’s current estimates of the market prices and State-prescribed prices.

5.2	Major anticipated fluctuations

As compared with the estimated annual amounts of the Continuing Connected Transactions for the year 2005, the following are the major changes to the Continuing Connected Transactions for the three years ending 31 December 2008:

5.2.1	The estimated Annual Caps for the transactions pursuant to Provision of Labour and Services Agreement are expected to increase from RMB493 million in 2005 to RMB855 million and RMB913 million for the years 2006 and 2007 respectively. The estimated increases are mainly due to the provision of preliminary resource exploitation services by the Parent Company to the Zhaolou coal mine and the Wanfu coal mine of Yanmei Heze Neng Hua Company Limited (“Heze Neng Hua”), a subsidiary of the Company. The Parent Company will provide mine construction services to the Zhaolou coal mine and the Wanfu coal mine. The Zhaolou coal mine is in its construction stage and the construction is expected to be completed in the second half of 2007, while the Wanfu coal mine is still in the feasibility planning stage and the construction is expected to commence in late 2007 or early 2008. The Directors have estimated the mine construction costs for the two coal mines based on the feasibility study reports of the two mining projects as adjusted by the current market price for mine construction services. For further information relating to the acquisition of Heze Neng Hua, please refer to the Company’s circular dated 30 June 2005.

5.2.2	The estimated Annual Caps for the transactions pursuant to the Provision of Products and Materials Agreement are expected to increase from RMB1,369 million in 2005 to RMB2,850 million and RMB3,050 million in 2006 and 2007, respectively. This is mainly to the anticipated increase in coal purchases by the Parent Company following the commencement of production of the three major coal chemical processing facilities of the Parent Company (namely, Yankuang Guotai Chemical Processing Company Limited, Shangdong Yankuang International Coking Company Limited, Yankuang Guohong Chemical Processing Company Limited) beginning from 2006. The Directors expect that upon the commencement of production of all three facilities, the annual coal sales volume and annual coal sales revenue to the Parent Company for 2006 to 2008 will increase by approximately up to 3 million tonnes per year as compared to the total coal sales to the Parent Company in 2005, equivalent to an increase of coal sales revenue of approximately RMB1,000 million. The Directors also expect that the annual sales of material supplies to the Parent Company will also increase thereby.

5.3	Independent shareholders’ approvals

The thresholds for approval of continuing connected transactions by independent shareholders under the Hong Kong Listing Rules and Shanghai Listing Rules are different. Pursuant to the Hong Kong Listing Rules, except for the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement, independent shareholders’ approval is required for the transactions contemplated under each of the remaining five New Continuing Connected Transaction Agreements and the respective Proposed Annual Caps for the years 2006 to 2008 for each of these categories of transactions. Pursuant to the Shanghai Listing Rules, independent shareholders’ approval is required for the transactions contemplated under the Provision of Materials and Water Supply Agreement and Provision of Products and Materials Agreement. As a result, the transactions described in sub-paragraphs 3.1 to 3.4 and sub-paragraph 3.6 will require the approvals by the independent shareholders pursuant to the Hong Kong Listing Rules.

5.4	Non-exempt Continuing Connected Transactions

The transactions described in sub-paragraphs 3.1 to 3.6 (other than the transactions in sub-paragraph 3.5) above will constitute non-exempt Continuing Connected Transactions (the “Non-exempt Continuing Connected Transactions”) under the Hong Kong Listing Rules.

As stated in sub-paragraph 5.1 above, the Non-exempt Continuing Connected Transactions described in sub-paragraphs 3.1 to 3.4 and sub-paragraph 3.6 would require full reporting, announcement and prior independent shareholders’ approval. The Board, including the independent non-executive Directors, considers that disclosure and approval of these transactions in full compliance with the Hong Kong Listing Rules would be impracticable and, in particular, add unnecessary operational and administrative cost to the Company.

The transactions described in sub-paragraph 3.5 relating to the provision of administrative services for pension fund and retirement benefits by the Parent Company will constitute exempt Continuing Connected Transactions as the Parent Company has been and will continue to provide such administrative services on a free of charge basis. No announcement and prior approval by independent shareholders’ approval are required for these transactions. However, according to the applicable PRC regulations, the Company is required to estimate the annual amounts to be paid to the Parent Company for transactions under sub-paragraph 3.5 for the three years ending 31 December 2008. Pursuant to the Shanghai Listing Rules, such annual estimates are not required to be approved by the independent shareholders.

The Board will convene an extraordinary general meeting (the “EGM”) for the purpose of approval by the independent shareholders of the continuance of each of the Non-exempt Continuing Connected Transactions described in sub-paragraphs 3.1 to 3.4 and sub-paragraph 3.6 for the three years ending 31 December 2008 according to the terms and conditions of the relevant New Continuing Connected Transactions Agreements, subject to the annual amount of each of such Non-exempt Continuing Connected Transaction for each financial year not exceeding the relevant Proposed Annual Caps set forth in sub-paragraph 5.1 above. Each of the Non-exempt Continuing Connected Transactions will be approved by a separate resolution by the independent shareholders.

As approved by the Shanghai Stock Exchange, once the approval of the above matter by the independent shareholders has been obtained, the Company can conduct each Continuing Connected Transactions (described in sub-paragraphs 3.1 to 3.6 above), subject to the annual amount of each of such Non-exempt Continuing Connected Transaction for each financial year not exceeding the relevant Proposed Annual Caps.

6.	REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Board is of the view that the reasons for and benefits of the existing Continuing Connected Transactions are as follows:

6.1	Continuance of the existing Continuing Connected Transactions is essential to the normal operations and is for the benefits of the Company. Prior to the establishment of the Company in 1997, the Parent Company injected into the Company its principal assets and businesses relating to coal production. Upon the establishment of the Company and the listings, the remaining businesses and assets of the Parent Company continue to provide products, materials, services and supporting services to the Company. For the following reasons, it is in the interests of the Company and the Parent Company to continue with the Continuing Connected Transactions:

6.1.1	The materials and related services provided by the Parent Company have been provided according to approvals and certifications by the relevant government authorities or industry;

6.1.2	Both the Company and the Parent Company are situated at Zoucheng, Shandong Province, the Company can obtain a timely and reliable supply from the Company and thereby reduce the operational risks and enhance the daily operation of the Company; and

6.1.3	The Company does not have the function of provision of social service like education, medical and child care which are essential to the Group and are normally most efficiently provided by the Parent Company.

6.1.4	The Company provides products and materials to the Parent Company at market price which can minimize the management and operational costs of the Company due to the close promixity between the two companies.

As such transactions are entered into in the ordinary and usual course of business of the Company upon normal commercial terms, the Board is of the view that it is in the interest of the shareholders as a whole and the Company to continue with such Continuing Connected Transactions with the Parent Company.

6.2	The Proposed Annual Caps of the re-categorised Continuing Connected Transactions are in line with the requirements of the Hong Kong Listing Rules and the Shanghai Listing Rules. Moreover, replacement of the current Annual Caps, which currently are calculated as a percentage of the net revenue of the preceding financial year, by the five separate Proposed Annual Caps will provide greater transaction transparency and better control on the conduct of such Continuing Connected Transactions. The Board is of the view that it is in the interest of the Company to do so and that it is a better corporate governance practice.

Based on the above reasons and benefits, the Directors (including the independent non-executive Directors) believe that the terms of the Continuing Connected Transactions are fair and reasonable and the entering into of the new Continuing Connected Transaction Agreements is in the interests of the Company and its shareholders as a whole.

7.	INFORMATION OF THE COMPANY AND THE PARENT COMPANY

The Company is primarily engaged in underground coal mining, preparation and processing, sale and railway transportation of coal. The Company’s products are prime quality and low-sulphur coal, which are suitable for large-scale power plants as steam coal, metallurgical production as coal to be used with coking coal and for use in pulverized coal injection.

The Parent Company is a State wholly-owned enterprise with a registered capital of RMB3,090.336 million and is principally engaged in businesses such as coal production, building and building materials, chemical and machinery processing. As at the date of this announcement, the Parent Company is the controlling shareholder of the Company, holding 2,672,000,000 state-owned legal person shares of the Company, representing 54.33% of the total share capital of the Company and hence a connected person of the Company.

8.	THE EXTRAORDINARY GENERAL MEETING

The EGM is to be held for the purpose of considering and approving by the independent shareholders by separate resolutions, among other things, the Non-exempt Continuing Connected Transactions referred to in sub-paragraph 5.4 and the Proposed Annual Caps for each category of the Non-exempt Continuing Connected Transactions for the three years ending 31 December 2008. The Parent Company and its associates will abstain from voting at the EGM, at which the proposed resolutions will be passed by way of ordinary resolutions and voting will be by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

A circular containing particulars of the Continuing Connected Transactions, a letter from the independent board committee, a letter of advice from an independent financial adviser to the independent board committee and the independent shareholders of the Company will be dispatched to the shareholders of the Company as soon as practicable.

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board

Zoucheng, Shandong Province, PRC, 10 January 2006

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310